# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beyond Air, Inc., CIK 0001641631
CUSIP: 08862L301
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 900 STEWART AVENUE, SUITE 301, GARDEN CITY, New York (NY), 11530
Date of event which requires filing of this statement: 10/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002144385

## Reporting persons
- Lin Yi-Chien: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 148,000; sole dispositive power 148,000; aggregate amount beneficially owned 148,000 (8.9% of the class)
  Comment: The Reporting Person's beneficial ownership percentage has decreased from 14.8% to 8.9% solely as a result of an increase in the Issuer's total shares of common stock outstanding to 1,665,482 shares on 10/12/2026, as reported in the Issuer's Pre 14A filed on 10/20/2026. The Reporting Person is no longer subject to Section 16 as a 10% beneficial owner.

## Item 1. Issuer
Name of issuer: Beyond Air, Inc.
Address of issuer's principal executive offices: 900 STEWART AVENUE, SUITE 301, GARDEN CITY, NEW YORK, 11530

## Item 2. Person Filing
Name of person filing: Yi-Chien Lin
Address of principal business office or, if none, residence:
28431 Lomo Drive
Rancho Palos Verdes, CA 90275
United States
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 148,000
Percent of class: 8.9%
Sole power to vote or to direct the vote: 148,000
Sole power to dispose or to direct the disposition: 148,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lin Yi-Chien: /s/ Lin Yi-Chien, Lin Yi-Chien, Individual (10/21/2026)